EXHIBIT 12.1

OncoGenex Pharmaceuticals, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

						Nine Months Ended September 30, 2011
	Fiscal Year Ended, December 31,
(In $000’s, except ratio)	2006	2007	2008	2009	2010
Fixed Charges:
Interest expense	$—	$193	$749	$1,251	$1,172	$825
Amortized premiums discounts and captialized expenses related to indebtedness	2,604	2,944	1,973	—	—	—

	$2,604	$3,137	$2,722	$1,251	$1,172	$825

Earnings (loss):
Net income (loss) before tax benefit (provision)	$(10,919)	$(7,823)	$(10,691)	$(2,465)	$(15,584)	$(5,104)
Add fixed charges	2,604	3,137	2,722	1,251	1,172	825

	$(8,315)	$(4,686)	$7,969	$(1,214)	$(14,412)	$(4,279)

Ratio of earnings to fixed charges	—	—	—	—	—	—

Deficiency of earnings to fixed charges	$(10,919)	$(7,823)	$(10,691)	$(2,465)	$(15,584)	$(5,104)